VIA EDGAR

January 15, 2010

Mr. Kevin Woody, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arlington Asset Investment Corp.

Form 10-K for fiscal year ended December 31, 2008

Filed March 16, 2009

File No. 1-34374

Dear Mr. Woody:

Set forth below is the response of Arlington Asset Investment Corp., a Virginia corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 14, 2009, to Kurt R. Harrington, our Executive Vice President, Chief Financial Officer and Chief Accounting Officer, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008, which was filed with the Commission on March 16, 2009 (the “Form 10-K”).

For convenience of reference, each comment contained in your letter dated December 14, 2009 is reproduced below in italics and is followed by the Company’s response to each such comment.

Form 10-K for the fiscal year ended December 31, 2008 filed March 16, 2009

Item 1.	Business, page 3

Our MBS Portfolio – Investment Strategy, page 6

1.    We note your response to comment two in our letter dated September 30, 2009, that you will comply in future quarterly reports on Form 10-Q and future annual reports on Form 10-K. Please supplementally provide us the revised disclosures. The revised disclosure should include the ratings of securities issued by Ginnie Mae and the average rating of your private mortgage-backed securities holdings and the percentages of your total portfolio that your agency-backed and private-label mortgage-backed securities holdings represent, respectively, and the weighted average life of each type.

As previously discussed with the Staff, the Company has disclosed the requested information on page 15 of the quarterly report filed on Form 10-Q for the quarterly period ended September 30, 2009. The Company intends to disclose similar information in subsequent reports.

ARLINGTON ASSET INVESTMENT    |    1001 NINETEENTH STREET NORTH    |    ARLINGTON, VA 22209

703.373.0200 MAIN        |        877.370.4413 TOLL FREE        |        703.373.0680 FAX        |        WWW.ARLINGTONASSET.COM

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

Item 8.	Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-4

2.    We note your response to prior comments three and six and your current financial statement presentation. It appears that you have presented financial statements more aligned with Article 9 of Regulation S-X, yet have not provided all the requisite disclosure for Article 9. SAB 11.K (GASB ASC 942-10-S99-4) provides for the application of Article 9 and Guide 3 to non-traditional finance companies, such as yourselves that do not participate in traditional lending and deposit activities. If you continue to believe you are not subject to the disclosure requirements of Article 9, please tell us how you have complied with the financial statement and disclosure requirements of Article 5 of Regulation S-X.

The Company acknowledges the Staff’s comment and agrees that certain supplemental information, although not required, was provided in its previous filings. The Company believes that such supplemental information was informative and provided additional information to the readers of the Company’s financial statements.

It is the Company’s understanding that since it is not in one of the categories of companies under the exceptions enumerated in Article 5 – Registered Investment Companies; Employer Stock Purchase; Savings and Similar Plans; Insurance Companies; Bank Holding Companies and Banks; or Broker and Dealers when filing Form X-17A-5, its financial statements and disclosures have been prepared in accordance with the requirements of Article 5 of Regulation S-X.

While the Company does not believe it technically qualifies to report under Article 9 and Industry Guide 3 as it is not a bank holding company or a bank and does not engage in lending or deposit activities, the Company acknowledges the guidance of SAB 11-K that certain disclosures under Article 9 and Industry Guide 3 should be applied by certain other registrants to the extent particular guidance is relevant and material to the operations of an entity.

Therefore, in light of recent discussions with the Staff and recent changes in the Company’s business activities (e.g., the complete divestiture of its majority owned subsidiary, FBR Capital Markets Corp. in the fourth quarter of 2009), the Company will reassess the applicability of Article 9 and Industry Guide 3 under the guidance of SAB 11-K and will consider applying, as applicable, the requirements of Article 9 and Industry Guide 3 in preparing its future financial statements and related disclosures. Alternatively, the Company will conform its income statement reporting to be consistent with the Staff’s recommendations under Article 5.

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

Item 15.	Exhibits and Financial Statement Schedules, page 78

3.    We have reviewed your response to comment nine in our letter dated September 30, 2009. Please note that if you include material contracts pursuant to Item 601(b)(10) of Regulation S-K, those contracts must be filed in their entirety. In the alternative, if any contract, in its entirety is no longer material to investors, you should remove it from your Exhibit List.

The Company acknowledges the Staff’s comment and notes that the Company determined that the exhibits referenced are no longer material to investors as neither the Company nor any of its subsidiaries has any further obligations under these contracts or the information in the schedules and exhibits referenced in these contracts has been publicly disclosed by the Company. As a result, the Company will no longer include these exhibits in future filings.

General

4.    With reference to comment 1 in the original letter dated September 30, 2009 which stated,

“We note that you have incorporated certain disclosure by reference from the FBR Capital Markets Form 10-K. Please file all relevant pages incorporated by reference from the FBR Capital Markets Form 10-K as an exhibit in accordance with Instruction G.1 of Form 10-K and Rule 12b-23(a) of the Exchange Act or tell us why you are not required to.”

The Company initially replied as follows:

“The Company will file an exhibit only amendment to its Annual Report on Form 10-K that will include Part I, Item I “Business” and Part I, Item IA “Risk Factors” to the FBR Capital Markets Annual Report on Form 10-K that were incorporated by reference into the Company’s report.”

Since the date of the Company’s initial reply, the Company has fully divested itself of all of its holdings in FBR Capital Markets (“FBR”). Consequently, the business and risk factors of FBR are no longer relevant to the Company’s investors. The Company respectfully submits its current belief that it should not file an amendment to its prior annual report on Form 10-K to include such information as an exhibit because such information is irrelevant to a current investment decision and could cause unnecessary confusion among existing investors given the divestiture.

*                    *                     *

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (703) 373-0386.

ARLINGTON ASSET INVESTMENT CORP.

By:	/s/ Kurt R. Harrington
Name: Kurt R. Harrington Title: Executive Vice President, Chief Financial Officer and Chief Accounting Officer

cc:	Mr. Mark Rakip

Ms. Erin Martin

Ms. Sonia Barros

Mr. Ronald Lieberman

Mr. Stephen Connelly